

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2006

Mr. James Screaton
Vice President, Finance and Chief Financial Officer
Sky Petroleum, Inc.
401 Congress Avenue, Suite 1450
Austin, TX 78701

> **Re:** **Sky Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed May 24, 2006**
> **Response Letters Dated May 24, 2006 and June 15, 2006**
> **File No. 333-99455**

Dear Mr. Screaton:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne